UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 5)*

                                REFLECTONE, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   758 657 100
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                              Harvey Goldman, Esq.
                            Steel Hector & Davis LLP
                          200 South Biscayne Boulevard
                                   Suite 4000
                              Miami, Florida 33131
                                 (305) 577-7000

--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 13, 1997
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box []

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       THIS DOCUMENT CONSISTS OF 32 PAGES.

                                  SCHEDULE 13D

         CUSIP NO. 758 657 100                              Page 2 of 32 Pages
                   ------------


     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             British Aerospace Public Limited Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England

          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         None
        BENEFICIALLY
          OWNED BY                 8      SHARED VOTING POWER
            EACH                          1,953,261 share of Common Stock
          REPORTING
           PERSON                  9      SOLE DISPOSITIVE POWER
            WITH                          None

                                  10      SHARED DISPOSITIVE POWER
                                          1,953,261 shares of Common Stock

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,953,261 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*          [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.7%

    14       TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                SCHEDULE 13D

         CUSIP NO. 758 657 100                              Page 3 of 32 Pages
                   ------------

     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             British Aerospace Holdings, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         1,953,261 shares of Common Stock
        BENEFICIALLY
          OWNED BY                 8      SHARED VOTING POWER
            EACH                          None
          REPORTING
           PERSON                  9      SOLE DISPOSITIVE POWER
            WITH                          1,953,261 shares of Common Stock

                                  10      SHARED DISPOSITIVE POWER
                                          None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,953,261 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*          [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.7%

    14       TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                (AMENDMENT NO. 5)

Item 1.           SECURITY AND ISSUER.

                  This Amendment No. 5 to Schedule 13D relates to the Common Stock, par value $.10 per share ("Common Stock"), of Reflectone, Inc. ("Reflectone" or the "Issuer"). The principal executive offices of Reflectone are located at 4908 Tampa West Boulevard, Tampa, Florida 33634- 2481.

Item 2.           IDENTITY AND BACKGROUND.

                  This Amendment No. 5 to Schedule 13D is filed by British Aerospace Public Limited Company ("Parent"), an English corporation and British Aerospace Holdings, Inc. ("Holdings"), a Delaware corporation and wholly-owned subsidiary of Parent.

                  The address of the principal business and principal office of Parent is Farnborough Aerospace Centre, Farnborough, Hants GU14 6YU, England. The address of the principal business and principal office of Holdings is 15000 Conference Center Drive, Chantilly, Virginia 20166.

                  Parent and Holdings are sometimes collectively referred to herein as the "Reporting Persons." The Reporting Persons' primary business is aerospace and aviation.

                  The names, citizenship, business addresses and principal occupations or employment of each of the executive officers and directors of Parent and Holdings are set forth in Schedule 1 annexed hereto, which is incorporated herein by reference.

                  During the last five years, neither the Reporting Persons nor any of the persons listed in Schedule 1 annexed hereto have been convicted in a criminal proceeding. During the last five years, neither the Reporting Persons nor any of the persons listed in Schedule 1 hereto have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Parent acquired 100,000 shares of Common Stock on May 15, 1987 pursuant to the terms of the Stock Purchase Agreement dated as of May 15, 1987 between Parent and Reflectone (the "1987 Agreement") for an aggregate cost of $2,600,000. These shares were purchased with working capital. Holdings received these shares from Parent by way of a capital contribution for shares of Holdings as of May 23, 1988.

                  Holdings acquired 500,000 shares of Common Stock and 50,000 shares (the "Preferred Shares") of 8% Cumulative Convertible Preferred Stock, par value $1.00 per share ("Preferred Stock"), on May 19, 1988 pursuant to the terms of a Stock Purchase Agreement dated as of May 19, 1988 between Holdings and Reflectone (the "1988 Agreement") for an aggregate cost of $17,800,000. Parent made a capital contribution to Holdings from working capital to enable Holdings to acquire the 500,000 shares of Common Stock and the Preferred Shares.

                  Holdings acquired an additional 500,000 shares of Common Stock pursuant to the terms of the Stock Purchase Agreement dated as of September 15, 1989 between Holdings and Reflectone (the "1989 Agreement") for an aggregate cost of $3,226,562.50. Parent made a capital contribution to Holdings from working capital to enable Holdings to acquire the additional 500,000 shares of Common Stock.

                  In addition to the shares of Common Stock beneficially owned by the Reporting Persons and identified above, Parent and Holdings became the beneficial owners of an additional 275,000 shares of Common Stock of Reflectone in 1993, pursuant to a 25% stock dividend declared by Reflectone. No separate consideration was paid by Parent or Holdings for those additional 275,000 shares.

                  Pursuant to the terms of the Agreement for Credit Availability dated August 7, 1995 between Reflectone and Parent (the "1995 Agreement"), Holdings was granted warrants (the "Warrants") to purchase 78,261 shares of Common Stock at any time prior to August 7, 2005, at an exercise price equal to the lesser of (i) $11.50 per share (the price of the Common Stock on the Nasdaq National Market on August 7, 1995, the date of the execution of the 1995 Agreement), or (ii) the per share market price of the Common Stock on the date(s) of the exercise of the Warrants.

Item 4.           PURPOSE OF TRANSACTION.

                  The shares of Common Stock, the Preferred Shares and the Warrants to which this Amendment No. 5 to Schedule 13D relates were acquired by the Reporting Persons pursuant to the terms of the 1987 Agreement, the 1988 Agreement, the 1989 Agreement (and a subsequent stock dividend) and the 1995 Agreement. The Reporting Persons acquired the shares of Common Stock and the Preferred Shares to realize various benefits as a result of significant stock ownership in Reflectone by the Reporting Persons. Further, the acquisitions by the Reporting Persons constituted part of the Reporting Persons' strategy to capitalize on the Reporting Persons' simulation strengths through improved access to the civil and defense simulation markets. The Reporting Persons had at the time of the relevant acquisitions identified the simulation and training aids market as possessing strong future growth and the association with Reflectone was thought to permit capitalizing on the Reporting Persons' high technology and developed marketing expertise.

                  On February 13, 1997, the Reporting Persons and Reflectone announced that the Reporting Persons and a committee of independent directors of Reflectone had initiated discussions to explore the possibility of an acquisition of the common equity interest in Reflectone not currently owned by the Reporting Persons. The Reporting Persons indicated in such discussions that they would consider such an acquisition at a price of $24.00 in cash per share of Reflectone Common Stock, subject to approval by a committee of independent directors of Reflectone and the full Board of Directors and the Shareholders (not including the Reporting Persons) of Reflectone. Both the Reporting Persons and Reflectone stated that it was not possible to predict at this time when or whether any transaction might be agreed, approved or effected or the price, terms and conditions of such a transaction.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Holdings beneficially owns, or is deemed to beneficially own, the following shares of Common Stock (which shares have been adjusted for all stock dividends and stock splits):

                           (i) The 1,375,000 shares of Common Stock (the "Shares");

                           (ii) An additional 500,000 shares of Common Stock (the "Conversion Shares"), which Holdings can acquire upon conversion of the Preferred Shares currently beneficially owned by Holdings; and

                           (iii) 78,261 shares of Common Stock (the "Warrant Shares"), which Holdings can acquire upon the exercise of the Warrants currently beneficially owned by Holdings.

The Shares, the Preferred Shares and the Warrants could be deemed to be beneficially owned by Parent.

If all the Preferred Shares held by Holdings were converted to Common Stock and all of the Warrants held by Holdings were exercised, Holdings would hold an aggregate of 1,953,261 shares of Common Stock (representing approximately 56.7% of the outstanding shares of Common Stock as of October 23, 1996, based on information provided in Reflectone's Quarterly Report on Form 10-Q filed on November 12, 1996, as amended). None of the persons listed in Schedule 1 annexed hereto beneficially own any shares of Common Stock.

                  (b) Holdings has the sole power to vote and dispose of the Shares and, upon conversion and exercise, respectively, the Conversion Shares and the Warrant Shares. By virtue of its shareholding in Holdings, Parent may be deemed to have shared voting and dispositive powers as to the Shares and, upon conversion and exercise, respectively, the Conversion Shares and Warrant Shares owned by Holdings.

                  (c) No transaction in the Common Stock has been effected by the Reporting Persons during the past sixty (60) days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The 1987 Agreement contains antidilution provisions and certain restrictions on the issuance of Reflectone stock designed to preserve the percentage equity interest of Parent in Reflectone. By letter dated February 29, 1988, Parent notified Reflectone that Parent was exercising its right under the 1987 Agreement not to consummate the transactions contemplated therein as a result of the failure to meet certain conditions to closing specified therein. In response to this action, Reflectone and Parent entered into further discussion with each other, which discussion resulted in the execution of the 1988 Agreement. The full text of the 1987 Agreement has been filed as Exhibit No. 2 to the Schedule 13D filed May 26, 1987. This summary is qualified in its entirety by reference to such Exhibit.

                  The 1988 Agreement provides that, if requested by Holdings, Reflectone shall cause two members of its Board of Directors to resign and shall replace them with nominees of Holdings. Pursuant to Section 5.a.10 of the 1988 Agreement, the Board of Directors of Reflectone amended the By-Laws of Reflectone to provide that the Board of Directors of Reflectone shall not (1) consist of more than seven members unless otherwise required by law, or (2) issue or sell any shares of capital stock or securities convertible or exchangeable into any such shares of capital stock (the "Rights") unless 75% of all of the members of the Board of Directors shall vote to approve any such issuance. Further, pursuant to the terms of a Subscription Agreement entered into between Holdings and Reflectone, Reflectone agreed with Holdings that whenever Reflectone shall issue or sell any shares of capital stock or any Rights, Reflectone shall first grant to Holdings the right to purchase, at the issuance price, that percentage of the total number of shares of such capital stock and that amount of Rights which upon exchange and conversion will yield capital stock sufficient to preserve Holdings' equity interest in Reflectone at the time of such issuance.

                  In order for Reflectone to maintain its security clearance for Department of Defense ("DOD") contracts following the acquisition of shares of capital stock by Holdings, it became necessary for Reflectone, Parent and Holdings to enter into a Special Security Agreement with DOD (the "SSA"). The SSA governs various security procedures relating to the access of the Reporting Persons and affiliates, which are foreign-owned, to confidential information concerning Reflectone's DOD programs. Among its provisions are requirements that Reflectone's Board be comprised of, in addition to the two designees of the Reporting Persons, two members who are officers of Reflectone, and three members who have no prior employment or contractual relationship with Reflectone or the Reporting Persons. On March 22, 1996, Reflectone's By-Laws were amended by the Board of Directors of Reflectone, in accordance with the required United States Defense Investigative Service approval as provided for under the SSA, to increase the number of directors of Reflectone from seven to a maximum of eight directors, of which three directors may be affiliated with the Reporting Persons.

                  Section 6.c. of the 1988 Agreement required Reflectone to cause a resolution to be voted upon by its shareholders to adopt an amendment to its Amended and Restated Articles of Incorporation expressly electing not to be governed by Florida's affiliated transaction and control- share acquisition statute. As a condition to the 1988 Agreement, Reflectone, by unanimous vote of its Board of Directors, amended its By-Laws to provide that Florida's control-share acquisition statute shall not apply to control-share acquisitions of shares of Common Stock by Holdings.

                  As described in Item 3 above, Holdings acquired the Preferred Shares pursuant to the terms of the 1988 Agreement at an issue price of $176 per share of Preferred Stock. The Preferred Shares constitute all of the 50,000 shares of Preferred Stock authorized by Reflectone's Amended and Restated Articles of Incorporation. Each share of Preferred Stock has a liquidation preference of $176 plus accrued and unpaid dividends (the "liquidation preference"), accrues dividends at the rate of 8% on the liquidation preference, and is currently convertible into 10 shares of Common Stock.

                  The full text of the 1988 Agreement has been filed as Exhibit No. 2 to Amendment No. 1 to the Schedule 13D filed June 3, 1988. This summary is qualified in its entirety by reference to such Exhibit.

                  Section 7 of the 1989 Agreement provides that Reflectone will indemnify Holdings against damages resulting from any misrepresentations or breaches of warranty or covenants by Reflectone in the 1989 Agreement. Section 8 of the 1989 Agreement grants Holdings the right to demand the registration of the shares of Common Stock acquired by Holdings pursuant to the 1989 Agreement or to have such shares registered in connection with a registration being effected by Reflectone. The 1989 Agreement places no restrictions on Holdings' acquisition of additional shares of Common Stock. The full text of the 1989 Agreement has been filed as Exhibit No. 1 to Amendment No. 3 to the Schedule 13D filed November 20, 1989. This summary is qualified in its entirety by reference to such Exhibit.

                  Pursuant to the terms of the 1995 Agreement, Parent agreed, subject to its continued ownership of a majority of Reflectone, to continue to provide or guarantee Reflectone's credit facilities at existing levels through July 21, 1996. As discussed in Item 3 above, Reflectone issued the Warrants to Holdings in connection with the 1995 Agreement. By means of a letter dated February 27, 1996, Parent represented to Reflectone that it intended to continue to provide or guarantee Reflectone's credit facilities, subject to certain conditions. Reflectone and Parent entered into an Agreement for Credit Availability dated as of November 20, 1996 (the "1996 Agreement") pursuant to which Parent agreed to continue to provide or guarantee Reflectone's credit facilities and to provide sufficient financing for certain major programs of Reflectone through August 7, 1997 as long as financing is not available to Reflectone without recourse to Parent and Parent continues to hold, or has the ability to hold through the exercise of the Preferred Shares and the Warrants, a majority ownership position in Reflectone. The 1996 Agreement contains certain covenants which, among other things, require: (i) Reflectone to be current with respect to the payment of dividends on the Preferred Stock prior to any draw under the Parent provided facilities, (ii) Reflectone to pay Parent a facility fee of one eighth of one percent of the maximum aggregate availability of the credit facilities provided or guaranteed by Parent, and (iii) Reflectone to pay Parent a guarantee fee of 3.5% per annum on amounts outstanding under Reflectone's $2.0 million revolving line of credit facility with Wachovia Bank of Georgia, N.A. The 1996 Agreement also requires that Reflectone obtain prior approval by Parent for all material capital investment expenditures, as such term is defined in the 1996 Agreement.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Stock Purchase Agreement dated as of May 15, 1987 between Reflectone and Parent (incorporated herein by reference to Exhibit 2 of Schedule 13D filed May 26,
                           1987).

                  2. Stock Purchase Agreement dated as of May 19, 1988 between Reflectone and Holdings (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to
                           Schedule 13D filed June 3, 1988).

                  3. Stock Purchase Agreement dated as of September 15, 1989 between Reflectone and Holdings (incorporated herein by reference to Exhibit 1 to Amendment No. 3 to Schedule 13D filed November 20, 1989).

                  4. Agreement for Credit Availability between Reflectone and Parent dated as of August 7, 1995.

                  5. Letter dated February 27, 1996 from Parent to Reflectone confirming that Parent intends to continue to provide or guarantee Reflectone's credit facilities.

                  6. Agreement for Credit Availability between Reflectone and Parent dated as of November 20, 1996.

                  7. Joint Filing Agreement between Parent and Holdings in relation to the filing of Amendment No. 5.

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                    BRITISH AEROSPACE PUBLIC LIMITED COMPANY

                                                              Principal Occupation
Name and Title                 Citizenship                    and Business Address
--------------                 -----------                    --------------------
Mr. Robert Bauman              United States                  Corporate Director
Chairman                                                      c/o British Aerospace plc
                                                              10 Alexander Square
                                                              London, England SW3 2AY

Mr. Robert Leonard Kirk        United States                  Chairman
Director                                                      British Aerospace Holdings, Inc
                                                              1101 Wilson Boulevard
                                                              Suite 1200
                                                              Arlington, Virginia 22209

Sir Robin Adair Biggam         United Kingdom                 Chairman
Director                                                      Independent Television
                                                                Commission
                                                              33 Foley Street
                                                              London, England W1P 7LB

Lord Hesketh                   United Kingdom                 Corporate Director
(Thomas Alexander)                                            33 Cork Street, 5th Floor
Director                                                      London, England W1X 1HB

Mr. Keith Clark Brown          United Kingdom                 Managing Director
Director                                                      Morgan Stanley International
                                                              25 Cabor Square
                                                              Canary Wharf
                                                              London, England E14 4QA

Sir Ronald Clause Hampel       United Kingdom                 Chairman
Director                                                      Imperial Chemical Industries plc
                                                              I.C.I. Group Headquarters
                                                              9 Millbank
                                                              London, England SW1P 3JF

                                                            Principal Occupation
Name and Title                Citizenship                   and Business Address
--------------                -----------                   --------------------
Lord Hollick                  United Kingdom                Chief Executive
(Clive Richard)                                             United News & Media plc
Director                                                    Ludgate House
                                                            245 Blackfriars Road
                                                            London, England SE1 9UY

Mr. Richard Evans             United Kingdom                British Aerospace plc
Executive Director and                                      P.O. Box 87
 Chief Executive                                            Farnborough Aerospace Centre
                                                            Farnborough, Hants GU14 6YU
                                                            England

Mr. Michael Turner            United Kingdom                British Aerospace plc
Executive Director and                                      P.O. Box 87
 Group Managing Director                                    Farnborough Aerospace Centre
                                                            Farnborough, Hants GU14 6YU
                                                            England

Mr. Richard Lapthorne         United Kingdom                British Aerospace plc
Executive Director and                                      P.O. Box 87
Finance Director                                            Farnborough Aerospace Centre
                                                            Farnborough, Hants GU14 6YU
                                                            England

Mr. John Weston               United Kingdom                British Aerospace plc
Executive Director and                                      P.O. Box 87
  Group Managing Director                                   Farnborough Aerospace Centre
                                                            Farnborough, Hants GU14 6YU
                                                            England

Stuart Carroll, Esq.          United Kingdom                British Aerospace plc
Secretary                                                   P.O. Box 87
                                                            Farnborough Aerospace Centre
                                                            Farnborough, Hants GU14 6YU
                                                            England

Mr. David Brent               United Kingdom                British Aerospace plc
Treasurer                                                   P.O. Box 87
                                                            Farnborough Aerospace Centre
                                                            Farnborough, Hants GU14 6YU
                                                            England

                                       11

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        BRITISH AEROSPACE HOLDINGS, INC.

                                                          Principal Occupation
Name and Title                Citizenship                 and Business Address
--------------                -----------                 --------------------
Mr. Robert Leonard Kirk       United States               British Aerospace Holdings, Inc.
Chairman                                                  1101 Wilson Boulevard, Suite 1200
                                                          Arlington, Virginia 22209

Mr. Richard Evans             United Kingdom              Director and Chief Executive
Director                                                  British Aerospace plc
                                                          P.O. Box 87
                                                          Farnborough Aerospace Centre
                                                          Farnborough, Hants GU14 6YU
                                                          England

Mr. Samuel Higginbottom       United States               Chairman & CEO (Retired)
Director                                                  Rolls Royce, Inc.
                                                          One Alhambra Plaza, Suite 1115
                                                          Coral Gables, Florida 33134

Mr. Michael Raoul-Duval       United States               Investment Banker
Director                                                  17 Wilderness Gate
                                                          Santa Fe, New Mexico 87501

Paul L. Harris                United States               British Aerospace Holdings, Inc.
Senior Vice President                                     15000 Conference Center Drive
  and General Manager                                     Chantilly, Virginia 20151

Charles E. Gaba               United States               British Aerospace Holdings, Inc.
Vice President, General                                   15000 Conference Center Drive
   Counsel and Secretary                                  Chantilly, Virginia 20151

Richard E. Wise               United Kingdom              British Aerospace Holdings, Inc.
Vice President,                                           1101 Wilson Boulevard, Suite 1200
  Government Programs                                     Arlington Virginia 22209

David P. Loose                United States               British Aerospace Holdings, Inc.
Treasurer                                                 15000 Conference Center Drive
                                                          Chantilly, Virginia 20151

Patricia L. Maskell           United States               British Aerospace Holdings, Inc.
Assistant Secretary                                       15000 Conference Center Drive
                                                          Chantilly, Virginia 20151

                                       12

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 18, 1997           BRITISH AEROSPACE PUBLIC
                                      LIMITED COMPANY

                                      By: /s/ DAVID S. PARKES
                                          -----------------------------------
                                               Name: David S. Parkes
                                               Title: Assistant Secretary

Dated:   February 18, 1997            BRITISH AEROSPACE
                                      HOLDINGS, INC.

                                      By: /s/ CHARLES E. GABA
                                          -----------------------------------
                                      Name: Charles E. Gaba
                                            Title: Vice President, General
                                                   Counsel and Secretary

                                INDEX TO EXHIBITS

                                                                                 SEQUENTIALLY
EXHIBIT                                                                            NUMBERED
NUMBER                          EXHIBIT                                              PAGE
------                          -------                                              ----
4.            Agreement for Credit Availability between
              Reflectone and Parent dated as of August 7, 1995.                        15

5.            Letter dated February 27, 1996 from Parent to Reflectone
              confirming that Parent intends to continue to provide or
              guarantee Reflectone's credit facilities.                                23

6.            Agreement for Credit Availability between
              Reflectone and Parent dated as of November 20, 1996.                     24

7.            Joint Filing Agreement between Parent and
              Holdings in relation to the filing of Amendment
              No. 5.                                                                   32

                                       14